REJECT HARMONY. ✗

PROTECT VALUE. ✓

Harmony's hostile offer for Gold Fields will destroy shareholder value and dilute Gold Fields' earnings per share, operating cash flow and balance sheet strength.

Reject the Harmony offer!

For more details visit www.goldfields.co.za

GOLD FIELDS

In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website. The directors of Gold Fields accept responsibility for the information contained in this advertisement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information. This document may not be sent, released, delivered or transmitted in, into or from Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so.